Morphic Holding, Inc.

35 Gatehouse Drive, A2

Waltham, MA 02451

June 24, 2019

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance

100 F Street, NE
Washington, DC 20549

Attention:	Jeffrey Gabor Joe McCann SiSi Cheng Jim Rosenberg

Re:

Morphic Holding, Inc. Registration Statement on Form S-1 (File No. 333-231837) originally filed May 30, 2019, as amended, and corresponding Registration Statement on Form 8-A (File No. 001-38940) filed June 14, 2019

Requested Date: June 26, 2019

Requested Time: 4:00 PM Eastern Time

Ladies and Gentlemen:

Morphic Holding, Inc. (the “Registrant”) hereby requests that the Securities and Exchange Commission take appropriate action to declare the above-captioned Registration Statements on Form S-1 and Form 8-A effective at the “Requested Date” and “Requested Time” set forth above or as soon thereafter as practicable.

The Registrant hereby authorizes Robert A. Freedman or Julia Forbess, both of whom are attorneys with the Registrant’s outside legal counsel, Fenwick & West LLP, to orally modify or withdraw this request for acceleration.

The Registrant requests that it be notified of such effectiveness by a telephone call to Mr. Freedman at (650) 335-7292 or, in his absence, Ms. Forbess at (415) 875-2420.

* * *

Sincerely,

MORPHIC HOLDING, INC.

By:	/s/ William DeVaul
William DeVaul
General Counsel, and Secretary

cc:                                Praveen Tipirneni, Chief Executive Officer

Morphic Holding, Inc.

Robert A. Freedman, Esq.

Effie Toshav, Esq.

Fenwick & West LLP

[Signature Page to Company Acceleration Request Letter]